# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Biomea Fusion, Inc., CIK 0001840439
CUSIP: 09077A106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 900 MIDDLEFIELD ROAD, 4TH FLOOR, REDWOOD CITY, California (CA), 94063
Date of event which requires filing of this statement: 06/20/2025
Amends the filing with accession number 0000929638-23-001060
Filed by CIK 0001583977
Persons authorized to receive notices and communications: Neb Obradovic, Cormorant Asset Management, L.P., 200 Clarendon Street, 52nd Floor, Boston, Massachusetts (MA), 02116, 857-702-0386

## Reporting persons
- Cormorant Global Healthcare Master Fund, LP (CIK 0001618442): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,795,928; sole dispositive power 0; shared dispositive power 1,795,928; aggregate amount beneficially owned 1,795,928 (3.15% of the class)
- Cormorant Global Healthcare GP, LLC (CIK 0001618451): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,795,928; sole dispositive power 0; shared dispositive power 1,795,928; aggregate amount beneficially owned 1,795,928 (3.15% of the class)
- Cormorant Private Healthcare Fund III LP (CIK 0001817320): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,717,232; sole dispositive power 0; shared dispositive power 1,717,232; aggregate amount beneficially owned 1,717,232 (3.01% of the class)
- Cormorant Private Healthcare GP III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,717,232; sole dispositive power 0; shared dispositive power 1,717,232; aggregate amount beneficially owned 1,717,232 (3.01% of the class)
- Cormorant Asset Management, LP (CIK 0001583977): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,570,872; sole dispositive power 0; shared dispositive power 3,570,872; aggregate amount beneficially owned 3,570,872 (6.26% of the class)
- Chen Bihua (CIK 0001599214): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 110,792; shared voting power 3,570,872; sole dispositive power 110,792; shared dispositive power 3,570,872; aggregate amount beneficially owned 3,681,664 (6.46% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Biomea Fusion, Inc.
Address of issuer's principal executive offices: 900 MIDDLEFIELD ROAD, 4TH FLOOR, REDWOOD CITY, California (CA), 94063
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment") relates to Common Stock of Biomea Fusion, Inc., a Delaware corporation (the "Issuer" or the "Company"). The address of the principal executive offices of the Issuer is 900 Middlefield Road, 4th Floor, Redwood City, California 94063. This Amendment is being filed by the Reporting Persons to amend the Schedule 13D that was filed on April 30, 2021 and amended on April 3, 2023 (as amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Cormorant Global Healthcare Master Fund, LP
Cormorant Global Healthcare GP, LLC
Cormorant Private Healthcare Fund III, LP
Cormorant Private Healthcare GP III, LLC
Cormorant Asset Management, LP
Bihua Chen
Residence or business address:
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Citizenship:
Cormorant Global Healthcare Master Fund, LP - Cayman Islands
Cormorant Global Healthcare GP, LLC - Delaware
Cormorant Private Healthcare Fund III, LP - Delaware
Cormorant Private Healthcare GP III, LLC - Delaware
Cormorant Asset Management, LP - Delaware
Bihua Chen - United States

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-13 of the cover page and Item 2.
Number of shares as to which each person has sole or shared power to vote or dispose:
See Items 7-13 of the cover page and Item 2.

The percentages reported herein with respect to the Reporting Persons' holdings are calculated based upon (i) a statement in a Prospectus filed by the Issuer on June 18, 2025 that there would be 57,022,250 shares of Common Stock outstanding following the closing of a public offering described therein, and (ii) a statement in a Current Report on Form 8-K filed by the Issuer on June 20, 2025 announcing that the public offering closed on that date.

The shares reported for Bihua Chen reflect shares of Common Stock that she has the right to receive within 60 days upon the exercise of stock options granted to her in her capacity as a director of the Issuer.
Transactions in the class effected during the past sixty days: The Reporting Persons did not engage in any transactions in securities of the Issuer during the sixty day period prior to the filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Cormorant Global Healthcare Master Fund, LP: /s/ CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP By: Cormorant Global Healthcare GP, LLC, its General Partner, By: Bihua Chen, Managing Member (07/22/2025)
- Cormorant Global Healthcare GP, LLC: /s/ Bihua Chen, By: Bihua Chen, Managing Member (07/22/2025)
- Cormorant Private Healthcare Fund III LP: /s/ CORMORANT PRIVATE HEALTHCARE FUND III, LP By: Cormorant Private Healthcare GP III, LLC, its General Partner, By: Bihua Chen, Managing Member (07/22/2025)
- Cormorant Private Healthcare GP III, LLC: /s/ Bihua Chen, By: Bihua Chen, Managing Member (07/22/2025)
- Cormorant Asset Management, LP: /s/ CORMORANT ASSET MANAGEMENT, LP By: Cormorant Asset Management GP, LLC, its General Partner, By: Bihua Chen, Managing Member (07/22/2025)
- Chen Bihua: /s/ Bihua Chen, Bihua Chen (07/22/2025)